Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes (public data)	$1,705.0	$1,686.0	$1,729.6	$1,623.9	$1,580.2
Plus fixed charges:
Interest expense (1)	64.0	57.2	78.1	23.5	31.0
Rent interest factor (2)	32.7	32.0	27.0	25.0	25.3

Total fixed charges:	96.7	89.2	105.1	48.5	56.3

Earnings from continuing operations before income taxes and fixed charges	$1,801.7	$1,775.2	$1,834.7	$1,672.4	$1,636.5

Ratio of earnings to fixed charges	18.6	19.9	17.5	34.5	29.1

(1) Interest consists of interest on indebtedness, account receivable securitization program expense, amortization of fees and debt prepayment fees.

Interest expense on debt & credit facilities	63.0	56.3	77.5	23.2	30.5
Plus: Amortization of fees	1.0	0.9	0.6	0.2	0.2
Write-off fees due to prepayment of debt	—	—	—	—	—
A/R securitization program expense	—	—	—	0.1	0.3
Interest capitalized	—	—	—	—	—

	64.0	57.2	78.1	23.5	31.0

(2) Approximately one-third of rental expense is deemed representative of the interest factor

Total rental expense	98.0	96.0	80.9	75.1	76.0
Interest factor (one-third of rental expense)	32.7	32.0	27.0	25.0	25.3